UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 5, 2012

Commission File Number: 001-34423

CDC Software Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9 No. 5 Science Park West Avenue Hong Kong Science Park Shatin, New Territories Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Update on CDC Corporation Chapter 11 Court Proceedings

  Proposed Sale of CDC Corporation’s Indirect Ownership of CDC Software
  Corporation

     As previously disclosed, on March 20, 2012, the United States Bankruptcy
Court for the Northern District of Georgia (the “Court”) approved a sale (the
“Sale”) of CDC Corporation's (“CDC”) indirect share holdings in CDC Software
Corporation (the “Company”) to Archipelago Holdings (the “Buyer”), an affiliate of Vista Equity Partners.

     No appeals were submitted to the Court by the April 3, 2012 deadline in relation to the Sale.

     CDC currently anticipates that the Sale will close on or about April 10,
2012.

     There can be no assurance that the Sale will be consummated, and, if it is, that it will occur within the timeframe and upon the terms set forth above, and as previously-disclosed.

Audit Committee Investigation

     As previously disclosed, in November 2011, the Audit Committee (the “Audit
Committee”) of the board of directors of the Company (the “Board”) directed
Company’s Internal Audit Department, with the assistance of external counsel, to conduct an investigation relating to certain statements made by the former
General Counsel of CDC at the time of his resignation alleging that Mr. Peter
Yip, the Company’s former Chief Executive Officer, was inappropriately influencing the business of CDC and to some degree, the Company, despite being on leave as CEO of the Company and CDC (the “Investigation”).  The Investigation
focused on the statements relating to the Company. The Audit Committee met on a number of occasions to outline the investigative tasks, and to discuss with internal audit and external counsel, the findings of the Investigation.

     The Audit Committee met on April 1, 2012 to consider the findings of the
Investigation. The Audit Committee determined that there was no need for it to recommend further action at this time given Mr. Yip’s resignation from the
Board, and separation from the Company from his position as CEO, the related termination of Mr. Yip’s services contract as it related to the Company, the recent changes to the composition of the Board and senior management, the approval of the Sale, and other factors.

     The Audit Committee reserved the right to take additional actions as appropriate to protect the interests of the Company and its shareholders.

Forward-looking Statements

     This Form 6-K includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These
forward-looking statements include statements regarding: (i) statements preceded by, followed by or that include the words "may," "could," "should,"
"would," "believe," "anticipate," "estimate," "expect," "intend," "plan,"
"projects," "outlook," or similar expressions; (ii) the Company and CDC’s expectations regarding the closing of the Sale, if at all, including the timing and terms thereof; and (iii) other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions, many of which are beyond the Company's control. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. Such risks include, among others, failure of CDC to satisfy the closing conditions under the SPA.  If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, the Company's results could differ materially from the results expressed or implied by the forward-looking statements contained herein. All forward-looking statements included in this Form 6-K are based upon information available to management as of the date of this Form 6-K, and you are cautioned not to place undue reliance on any forward looking statements, which speak only as of the date of this Form
6-K. The Company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.
For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: April 5, 2012	By:	John Clough
	Name:	John Clough
	Title:	Interim Chief Executive Officer